May 1, 2025

Jay Snowden
Chief Executive Officer and President
PENN Entertainment, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

       Re: PENN Entertainment, Inc.
           DEF 14A filed April 28, 2025
           File No. 000-24206
Dear Jay Snowden:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

DEF 14A filed April 28, 2025
General

1. We note that your proxy statement was filed under EDGAR tag "DEF 14A," as opposed to EDGAR tag "PREC14A," the latter of which is used for contested solicitations. Please provide a detailed legal analysis supporting your determination that your solicitation does not constitute a contested solicitation.
2. Please revise to disclose who recommended Mr. Hartnett and Mr. Ruisanchez to the
       Board. See Item 407(c)(2)(vii) of Regulation S-K.
 May 1, 2025
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions